UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)

Thunder Energies Corporation
(Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

88604-10-0

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

(727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 30, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
(1)	NAME OF REPORTING PERSON: Brian Keith Buckley I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed (b) Disclaims membership in a group	☐ ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 12,983,431
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 12,983,431
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,983,431
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.36%
(12)	TYPE OF REPORTING PERSON IN

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Item 1.

(a) Name of Issuer: Thunder Energies Corporation

(b) Address of Issuer’s Principal Executive Offices: 1444 Rainville Rd., Tarpon Springs, FL 34689

Item 2.

(a) Name of Person Filing: Brian Keith Buckley

(b) Address of Principal Business or, in None, Residence: 4637 Murcross Lane, New Port Richey, FL 34653

(c) Citizenship: United States

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 88604Y-10-0

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. Institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, and in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)((1)(ii)(J), please specify the type of institution: _______________

Item 4. Ownership

(a) Amount Beneficially Owned: 12,983,431

(b) Percent of Class: 10.36%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 12,983,431

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 12,983,431

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and classification of the subsidiary which acquire the security being reported on by the parent holding company or control person. Not Applicable.

Item 8. Identification and classification of members of the group. Not Applicable.

Item 9. Notice of Dissolution of Group. Not Applicable.

Item 10. Certifications. Not Applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2019

Date

By:	/s/ Brian K. Buckley
Name:	Brian K. Buckley

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